Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2025

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the unaudited interim condensed consolidated financial statements and the notes thereto, included as Exhibit 99.1 to this Report on Form 6-K. We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and the notes thereto, which appear in our Annual Report filed with the SEC on May 14, 2025.

FORWARD-LOOKING STATEMENTS

This Report on 6-K contains forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this Report on 6-K are based upon information available to us as of the date of this Report on 6-K and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.

Forward-looking statements include statements about:

●	our goals and strategies;

●	our future business development, results of operations and financial condition;

●	expected changes in our revenue, costs or expenditures;

●	our dividend policy;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our projected markets and growth in markets;

●	our potential need for additional capital and the availability of such capital;

●	competition in our industry;

●	general economic and business conditions in the markets in which we operate;

●	relevant government policies and regulations relating to our business and industry; and

●	assumptions underlying or related to any of the foregoing.

Further, such forward-looking statements are subject to known and unknown risks and uncertainties, which could cause actual results to differ materially from those projected or anticipated, including, without limitation, risks and uncertainties related to:

1.	the correct measurement and identification of factors affecting our business;

2.	the extent of their likely impact; and/or

3.	the accuracy and completeness of the publicly available information regarding the factors upon which our business strategy is based.

These forward-looking statements are subject to a number of additional risks, uncertainties and assumptions, including those described herein and in the “Risk Factors”, “Operating and Financial Review and Prospects” and elsewhere in our Annual Report. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. The Company expressly disclaims any obligation or undertaking to release publicly any update or revision to any forward-looking statements contained herein to reflect any change in our expectations with respect to any such statement, or any change in events, conditions or circumstances on which any such statement is based.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We are under no duty to update any of these forward-looking statements after the date of this report or to conform these statements to actual results or revised expectations.

Overview

We are a Singapore-based biomedical and biotechnology company that is dedicated to the development and commercialization of innovative products for the management of chronic wounds and the health and beauty sector. Our expertise in biomedical research allows us to identify and utilize materials derived from natural sources to develop wound care products in the form of medical devices meeting international standards. We believe we will be able to build upon and leverage such expertise to develop innovative cosmeceutical products in the future.

Our Services

As of June 30, 2025, we manufactured and distributed our MEDIFLY products. The MEDIFLY products are used as a biological debridement tool for chronic wounds, in a procedure known as Maggot Debridement Therapy, or MDT, which is an effective alternative to surgical debridement. In addition to our currently commercialized MEDIFLY products, we have two lines of chronic wound care products in our pipeline. Such lines of pipeline chronic wound care products include:

●	Collagen dressings, including sponges, particles and hydrogels utilizing bullfrog collagen derived from the valorization of abattoir waste streams of American bullfrogs (Lithobates catesbeianus); and

●	Products utilizing medical leeches for wound treatment.

We currently expect development of such products to take place over the course of 2025 and 2026 and to become commercially available subject to regulatory approval.

We have been selling our MEDIFLY products primarily in Singapore since February 2020. In March 2023, our MEDIFLY products became commercially available in Hong Kong. Looking ahead, we have strategic plans in place for 2025 and 2026 to expand our sales and establish physical operations in several key regions, including the Middle East (in particular, the member states of the Gulf Cooperation Council, or GCC), and mainland China. These expansion initiatives will further enable us to cater to the growing demand for our products in these promising markets, cementing our position as a trusted player in the field of chronic wound care and treatment.

For our cosmeceuticals business, we introduced three products in 2023, including a hydrating balm product, a muscle energy cream and a pain relief muscle patch. For our currently commercialized cosmeceutical products, we have commissioned original equipment manufacturers of skincare products to develop the formulation and manufacture the substantially finished and finished products. In addition, we plan to explore the possibility of developing a range of potential cosmeceutical product candidates incorporating bullfrog collagen using the novel collagen production technology that we are currently developing with a view to making them commercially available between 2025 and 2028, subject to the progress of the relevant R&D work.

We offer our chronic wound care products to both public and private hospitals and clinics, where patients can obtain them through prescription from a physician. Our customers primarily include major public and private hospitals and clinics in Singapore. Our commercialized cosmeceutical products can be purchased directly by individual customers through a variety of channels, including retailers and gyms in Singapore and other countries such as Malaysia and Australia, as well as online shopping platforms such as Shopee.

Key Components of Results of Operations

Revenue

For the six months ended June 30, 2024 and 2025, we generated revenue of S$41,005 and S$23,015 (US$18,040), respectively. We derive all our revenue from sale of our product. For the six months ended June 30, 2024 and 2025, 58.6% and 98.7% of our revenue was derived from the sales of our MEDIFLY products, with the remaining 41.4% and 1.3% coming from sales of our cosmeceutical products respectively, which we began selling in April 2023. For the six months ended June 30, 2024 and 2025, 95.0% and 68.8% of our revenue was derived from customers located in Singapore, with the remainder of our revenue derived from customers located in Hong Kong respectively.

Cost of revenues

Our cost of revenues primarily consists of production staff salaries and contributions, rental for production space and the costs of breeding Lucilia cuprina flies and consumables used. For the six months ended June 30, 2024 and 2025, our cost of revenues was S$22,642 and S$22,630 (US$17,738) respectively. The following table sets forth components of our cost of revenues for the periods indicated:

	Six months ended June 30,
	2024	2025	2025
	S$	S$	US$

Production staff salaries and contributions	6,231	6,406	5,021
Rental for production space	7,536	7,536	5,907
Utilities used for production	2,866	2,135	1,674
Depreciation for production equipment	5,231	5,110	4,005
Direct cost for cosmeceutical product	-	-	-
Breeding for Lucilia cuprina flies and consumables used	778	1,443	1,131
Total	22,642	22,630	17,738

Gross profit and gross profit margin

Our gross profit and gross profit margin are primarily affected by the pricing of the products as well as the fluctuation for some of the consumables in cost of sales. For the six months ended June 30, 2024 and 2025, our gross profit was S$18,363 and S$385 (US$302), respectively. Our gross profit margin was 44.8% and 1.7%, respectively, for the same periods. This decrease was primarily attributable to reduce in sales of our sales of MEDIFLY and cosmeceutical products, as majority of the cost of revenues are fixed in nature, which primarily arise from production staff salaries and contributions, rental for production space, and depreciation for production equipment.

Operating expenses

Selling, general and administrative expenses

Our selling, general and administrative expenses primarily consist of (i) selling and marketing expenses; (ii) payroll and employee benefits; (iii) depreciation and amortization expenses; and (iv) other operating expenses. For the six months ended June 30, 2024 and 2025 our selling, general and administrative expenses were S$732,994 and S$1,865,805 (US$1,462,459), respectively. The following table sets forth components of our selling, general and administrative expenses for the periods indicated:

	Six months ended June 30,
	2024	2025	2025
	S$	S$	US$

Selling and marketing expenses	2,750	1,039	815
Payroll and employee benefits	414,206	402,935	315,829
Depreciation and amortization expenses	15,167	10,959	8,590
Other operating expenses	300,871	1,450,872	1,137,225
Total	732,994	1,865,805	1,462,459

(i) Selling and marketing expenses

Our selling and marketing expenses primarily consist of expenses relating to our advertising and marketing of our products and external consulting costs. For the six months ended June 30, 2024 and 2025, our selling and marketing expenses were S$2,750 and S$1,039 (US$815), respectively.

(ii) Payroll and employee benefits

Our payroll and employee benefits primarily consist of personnel-related expenses associated with our employees, primarily including salaries, benefits and allowances, and contributions to the government savings scheme in Singapore. The following table sets forth components of our payroll and employee benefits for the periods indicated:

	Six months ended June 30,
	2024	2025	2025
	S$	S$	US$

Staff salaries	366,089	362,224	283,919
Staff bonuses and allowances	-	-	-
Staff CPF contributions (1)	46,290	37,466	29,367
Skill Development Levy (2)	696	715	560
Staff uniform	104	-	-
Staff welfare	1,027	2,530	1,983
Others	-	-	-
Total (3)	414,206	402,935	315,829

Notes:

(1) a mandatory social security savings scheme in Singapore funded by contributions from employers and employees

(2) a compulsory levy in Singapore which requires an employer to pay for all employees working in Singapore

(3) the payroll and employee benefits included here are those that are not directly associated with our revenue generation and research and development activities.

(iii) Depreciation and amortization expenses

Our depreciation and amortization expenses are primarily charged on our (i) furniture and fittings; (ii) computers; and (iii) renovation. The depreciation and amortization expenses included here are those that are not directly associated with our revenue generation. For the six months ended June 30, 2024 and 2025, our depreciation and amortization expenses was S$15,167 and S$10,959 (US$8,590), respectively.

(iv) Other operating expenses

Our other operating expenses primarily consist of professional fees, operating lease expenses, travelling expenses, foreign exchange losses, consultant fees, insurance expenses, and utilities. For the six months ended June 30, 2024 and 2025, our other operating expenses was S$300,871 and S$1,450,872 (US$1,137,225), respectively. The following table sets forth components of our other operating expenses for the periods indicated:

	Six months ended June 30,
	2024	2025	2025
	S$	S$	US$

Professional fees	235,432	1,176,492	922,160
Operating lease expenses for ROU assets	14,840	13,687	10,728
Travelling expenses	646	5,256	4,120
Foreign exchange losses	2,675	148,584	116,463
Consultant fees	9,187	52,417	41,086
Insurance expenses	-	21,987	17,234
Utilities	3,271	2,709	2,123
Training and seminar expenses	13,593	5,126	4,018
Freight and courier expenses	2,178	3,880	3,041
Others(1)	19,049	20,734	16,252
Total	300,871	1,450,872	1,137,225

Notes:

(1) Others primarily includes bank fees, fixed asset expensed off, IT & computer expenses, subscription expenses, and printing & stationery expenses, etc.

Research and development costs

Our research and development costs primarily consist of the costs incurred by us on research and collaboration works conducted with Nanyang Technological University (“NTU”) for the extraction and formulation of bullfrog collagen and bullfrog collagen-based wound care products, and salaries and contributions related to our research and development staff. With respect to our product using hirudotherapy, or medical leech therapy, currently in the pipeline, in line with our R&D workflow, we have completed the ideation phase of the project and are scheduled to commence the literature review stage in 2025. Therefore, no R&D costs have been incurred thus far with respect to such products, and we anticipate costs to be incurred starting from the preliminary investigation phase and onwards.

For the six months ended June 30, 2024 and 2025, our research and development costs were S$71,797 and S$123,850 (US$97,076), respectively. The following table sets forth components of our research and development costs for the periods indicated:

	Six months ended June 30,
	2024	2025	2025
	S$	S$	US$

External costs	6,663	4,000	3,135
Internal costs
- R&D staff salaries and contributions	63,180	116,043	90,957
- Equipment	32	813	637
- Consumables	1,922	2,994	2,347
Total	71,797	123,850	97,076

Other income

Our other income primarily consists of grants that we received under the Jobs Support Scheme and Jobs Growth Incentive from the government of Singapore, interim Enterprise Development Grant (“EDG”) for Sustainability Open Innovation Challenge (“SOIC”) from Enterprise Singapore, and monthly usage fees received for the ISO13485 certified manufacturing facility that we provided to one of our clients, since November 2024. For the six months ended June 30, 2024 and 2025, our other income was S$151,835 and S$46,688 (US$36,595), respectively. The following table sets forth components of our other income for the periods indicated:

	Six months ended June 30,
	2024	2025	2025
	S$	S$	US$

Government grants	151,829	16,628	13,033
Usage of ISO13485 certified facilities	-	30,000	23,515
Cash /fund transfer rebates	6	60	47
Total	151,835	46,688	36,595

Interest expense

Interest expense mainly represents interests on interest-bearing bank loan and loan from employees. For the years six months ended June 30 2024 and 2025, our interest expense was S$35,648 and S$7,738 (US$6,065), respectively. The following table sets forth components of our interest expense for the years indicated:

	Six months ended June 30,
	2024	2025	2025
	S$	S$	US$

Interest expense on loan from employees	35,427	-	-
Interest expense on term loan	221	7,738	6.065
Total	35,648	7,738	6,065

Income tax expense

Our income tax expense comprises our current tax expense and deferred tax. As we did not generate taxable income for the six months ended June 30, 2024 and 2025, our income tax expense was nil and nil, respectively.

Taxation

Cayman Islands and BVI

Our Company and Cuprina Holdings (BVI) Limited are domiciled in the Cayman Islands and British Virgin Islands, respectively. The locality currently enjoys permanent income tax holidays; accordingly, our Company does not accrue for income taxes.

Singapore

Cuprina Pte. Ltd. is incorporated in Singapore and is subject to Singapore corporate tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

Malaysia

Cuprina Malaysia Sdn. Bhd., the subsidiary, is subject to Malaysia corporate tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Malaysia tax laws. The standard corporate income tax rate in Malaysia is 24%. However, as the subsidiary fulfilled conditions where it has paid-up capital of MYR2.5 million or less, and gross income from business operations is not more than MYR50 million, the tax rate is 17% on the first MYR600,000 and 24% on amount exceeding MYR600,000. The subsidiary had no operating profit or tax liabilities for the six months ended June 30, 2024 and 2025.

Hong Kong

Cuprina Hong Kong Limited is considered a Hong Kong tax resident enterprise under Hong Kong tax laws; accordingly, it is subject to enterprise income tax on its taxable income as determined under Hong Kong tax laws and accounting standards at a statutory tax rate of 16.5%.

Mainland China

Cuprina (Beijing) Biotechnology Co., Ltd., is considered a mainland China tax resident enterprise under mainland China tax laws; accordingly, it is subject to enterprise income tax on its taxable income as determined under mainland China tax laws and accounting standards at a statutory tax rate of 25%. The subsidiary had no operating profit or tax liabilities for the six months ended June 30, 2024 and 2025.

United States

Cuprina United States Inc., is domiciled in the United States. As a result, it is subject to corporate income tax on its taxable income as determined under United States tax laws at a federal tax rate of 21% and state tax rate ranging from 1% to 12%. The subsidiary had no operating profit or tax liabilities for the six months ended June 30, 2024 and 2025.

Equity in net earnings of affiliates

Equity in net earnings of affiliates mainly related to the sharing of results for the joint arrangement between Cuprina Pte. Ltd., one of our subsidiaries, and a local Saudi Arabian company, namely New Future Medical Services Company, for the supply of medical devices and the operation of medical laboratories and supporting medical services.

Six Months Comparisons of Our Results of Operations

Six Months ended June 30, 2025 Compared to Six Months ended June 30, 2024.

Revenue

Our revenue decreased by 43.9% from S$41,005 for the six months ended June 30, 2024 to S$23,015 (US$18,040) for the six months ended June 30, 2025. The decrease was primarily due to reduce in sales of our cosmeceutical products from S$16,992 for the six months ended June 30, 2024 to S$310 (US$243) for the six months ended June 30, 2025. In addition, the decrease also due to the reduce in sales of our MEDIFLY products in both Singapore and Hong Kong. The number of patients using our MEDIFLY products decreased from 53 for the six months ended June 30, 2024 to 44 for the six months ended June 30, 2025.

Cost of revenues

For the six months ended June 30, 2025, our cost of revenues amounted to S$22,630 (US$17,738), remaining consistent with the S$22,642 recorded for the same period in 2024. Cost of revenues represented approximately 98.3% and 55.2% of our revenue, respectively, for the corresponding periods.

This is because majority of the cost of revenues are fixed in nature, which primarily arise from production staff salaries and contributions, rental for production space, and depreciation for production equipment. These costs have been fairly consistent for the six months ended June 30, 2024 and 2025, despite of the reduce in the revenues generated for the corresponding periods.

Gross profit and gross profit margin

Our gross profit decreased by 97.9% from S$18,363 for the six months ended June 30, 2024 to S$385 (US$302) for the six months ended June 30, 2025, which was due to the decreased revenue for the six months ended June 30, 2025. Our gross profit margin decreased from approximately 44.8% for the six months ended June 30, 2024, to 1.7% for the six months ended June 30, 2025. This decrease was primarily attributable to reduce in sales of our sales of MEDIFLY and cosmeceutical products, as majority of the cost of revenues are fixed in nature, which primarily arise from production staff salaries and contributions, rental for production space, and depreciation for production equipment.

Operating expenses

Our operating expenses increased by 147.2% from S$804,791 for the six months ended June 30, 2024 to S$1,989,655 (US$1,559,535) for the six months ended June 30, 2025. The increase was due to the increase in our selling, general and administration expenses as well as the research and development costs.

Selling, general and administrative expenses

Our selling, general and administrative expenses increased by 154.5% from S$732,994 for the six months ended June 30, 2024 to S$1,865,805 (US$1,462,459) for the six months ended June 30, 2025, which was primarily due to an increase in our other operating expenses.

(i) Our selling and marketing expenses decreased from S$2,750 for the six months ended June 30, 2024 to S$1,039 (US$815) for the six months ended June 30, 2025. This was primarily due to our rebranding activities carried out for our cosmeceutical products in first half of 2024, which were launched during the period, including photography and building the social media library.

(ii) Our payroll and employee benefits decreased by 2.7% from S$414,206 for the six months ended June 30, 2024 to S$402,935 (US$315,829) for the six months ended June 30, 2025. The decrease was primarily due to the decrease in headcount in the last quarter of 2024.

(iii) Our depreciation and amortization expenses decreased by 27.7% from S$15,167 for the six months ended June 30, 2024 to S$10,959 (US$8,590) for the six months ended June 30, 2025. The decrease was primarily due to certain fixed assets have been fully depreciated in second half of 2024 and first half of 2025.

(iv) Our other operating expenses increased by 382.2% from S$300,871 for the six months ended June 30, 2024 to S$1,450,872 (US$1,137,225) for the six months ended June 30, 2025. The increase was primarily attributed to an increase in professional fees incurred, particularly for (i) engagement of professional for introducer and investor relation services amounted to S$202,808; (ii) engagement of professional for post initial public offering (“IPO”) capital raising matters amounted to S$292,371; (iii) engagement of professional for advisory services on businesses, assets, and, operation acquisition matters amounted to S$159,475; and (iv) engagement of professional for corporate development and business consultancy services amounted to S$191,370.

In addition, the increase in other operating expenses was also due to the increase in foreign exchange losses of S$145,909, primarily due to the strengthening of USD against SGD, increase in consultant fees of S$43,230, primarily in relation to the U.S. Food and Drug Administration services consultancy services received from Dr. Ronald A. Sherman, as well as purchasing of Directors and Officers (“D&O”) insurance amounted to S$13,664, following the completion of IPO on April 2025.

Research and development costs

Our research and development costs increased by 72.5% from S$71,797 for the six months ended June 30, 2024 to S$123,850 (US$97,076) for the six months ended June 30, 2025. The increase in research and development costs was primarily due to the increase in the salaries and contributions related to our internal research and development staff from S$63,180 for the six months ended June 30, 2024 to S$116,043 (US$90,957) for the six months ended June 30, 2025. The increase was primarily attributable to the hiring of research and development staff during first half of 2024.

Other income

Our other income decreased by 69.3% from S$151,835 for the six months ended June 30, 2024 to S$46,688 (US$36,595) for the six months ended June 30, 2025. The decrease was in relation to the interim EDG for SOIC from Enterprise Singapore amounted to $122,315 received in first half of 2024.

Interest expense

Our interest expense decreased from S$35,648 for the six months ended June 30, 2024 to S$7,738 (US$6,065) for the six months ended June 30, 2025. This decrease was primarily attributable to the loan given to us in 2024 by several of our employees, which carries a one-off interest rate of 25.0% and amounted to S$35,427. The principal and interest have been fully settled as of June 30, 2024.

Equity in net earnings of affiliates

The equity in net earnings of the affiliates primarily relates to the sharing of results from the joint arrangement between Cuprina Pte. Ltd., one of our subsidiaries, and a local Saudi Arabian company. This joint arrangement is accounted for using the equity method, starting from May 2023. For the six months ended June 30, 2025, we recorded a loss of S$24,774 (US$19,418) from this affiliate, attributed to the sharing of operational losses. This is in comparison to a loss of S$33,785 recorded for the six months ended June 30, 2024.

Net loss

As a result of the foregoing, in particular the increase in professional fees and foreign exchange losses under other operating expenses, our net loss increased from S$704,026 for the six months ended June 30, 2024 to S$1,975,094 (US$1,548,121) for the six months ended June 30, 2025.

Liquidity and Capital Resources

Our primary source of liquidity historically has been cash generated from our bank loan and equity and loan contributions from our shareholders, which have historically been sufficient to meet our working capital and capital expenditure requirements.

In 2021, we entered into a bridging loan agreement with DBS Bank with an aggregated principal amount of S$100,000 (US$78,382) with interest rate of 2.5% per annum.

In November 2024, we entered into a working capital loan agreement with DBS Bank with an aggregated principal amount of S$200,000 (US$156,764) with interest rate of 8.0% per annum.

As of June 30, 2025, our cash and cash equivalents were S$4,103,662 (US$3,216,540). Our cash and cash equivalents primarily consist of cash in bank balances.

We believe that our existing cash and cash equivalents, anticipated cash raised from financings, together with anticipated cash flow from operations, will be sufficient to meet our anticipated cash needs for the next 12 months from the date of this report. We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

The following table sets forth our selected consolidated cash flow data for the periods indicated:

	Six months ended June 30,
	2024	2025	2025
	S$	S$	US$

Net cash used in operating activities	(862,183)	(8,230,878)	(6,451,542)
Net cash used in investing activities	(2,350)	(4,611)	(3,614)
Net cash provided by financing activities	905,307	12,258,702	9,608,639
Net increase in cash and cash equivalents	40,774	4,023,213	3,153,483
Cash and cash equivalents, at the beginning of period	35,263	116,472	91,293
Foreign currency effect on cash and cash equivalents	(1,177)	(36,023)	(28,236)
Cash and cash equivalents, at the end of period	74,860	4,103,662	3,216,540

Net cash used in operating activities

We had net cash flows used in operating activities of S$8,230,878 (US$6,451,542) for the six months ended June 30, 2025, primarily reflecting a net loss of S$1,975,094 (US$1,548,121), as adjusted by (a) positive changes of approximately S$185,906 (US$145,717) in non-cash items primarily including foreign exchange losses, depreciation and amortization and equity in net earnings of affiliate; and (b) negative changes of approximately S$6,441,690 (US$5,049,138) in working capital primarily reflecting (i) an increase of approximately S$6,149,410 (US$4,820,042) in other current assets and (ii) a decrease of approximately S$315,847 (US$247,568) in accruals and other payables, partially offset by (iii) a decrease of approximately S$13,571 (US$10,637) in accounts receivable and (iv) a decrease of approximately S$9,996 (US$7,835) in net advance to related parties.

Net cash use investing activities

Net cash used in investing activities was S$4,611 (US$3,614) for the six months ended June 30, 2025, which was attributable to the acquisition of new property and equipment.

Net cash generated from financing activities

Net cash generated from financing activities was S$12,258,702 (US$9,608,639) for the six months ended June 30, 2025, primarily consisting of (i) gross proceeds from issuance of ordinary shares of S$17,606,040 (US$13,800,000) following the completion of the IPO, partially offset by (ii) payments for deferred stock issuance cost of S$2,628,743 (US$2,060,466), (iii) repayment of bank borrowing of S$27,249 (US$21,358), and (iv) repayments of advances from related parties of S$2,691,346 (US$2,109,536).

Accounts receivable, net

Our net accounts receivables are non-interest bearing and are generally on 30 days credit terms. Net accounts receivable mainly represent amounts due from customers that meet the revenue recognition criteria. These accounts receivables are recorded net of any allowance for credit losses and specific customer credit allowances. We maintain an allowance for estimated credit losses inherent in our accounts receivable portfolio. In establishing the required allowance, our management considers historical losses adjusted to take into account current market conditions and our customers’ financial condition, the receivable amount in dispute, and the current receivables aging and current payment patterns, over the contractual life of the receivable. We write off the receivable when it is determined to be uncollectible.

Our net accounts receivable decreased from S$26,389 as of December 31, 2024 to S$12,795 (US$10,029) as of June 30, 2025. The decrease was primarily attributable to the better collection efficiency. As of June 30, 2025, the gross accounts receivable balance for these sales amounted to S$61,942 (US$48,551).

As of September 30, 2025, S$3,208 (US$2,515) or 25.1% of our net accounts receivable as of June 30, 2025 had been subsequently received.

As of December 31, 2024 and June 30, 2025, we made S$49,147 and S$49,147 (US$38,522) of allowance for current expected credit loss for our gross accounts receivable, respectively.

Deferred Costs

Our deferred costs primarily consist of deferred contractual costs in relation to the industry research collaboration agreement with NTU and the listing expenses in relation to our IPO prior to the completion as of December 31, 2024.

Our deferred costs decreased from S$1,272,202 as of December 31, 2024 to S$nil (US$nil) as of June 30, 2025. The decrease was primarily attributable to the (i) completion of the IPO, of which the accumulated deferred stock issuance cost has been charged against the gross proceeds of the offering as a reduction of additional paid-in capital, and (ii) the payment made for the deferred contractual cost in relation to the industry research collaboration agreement with NTU as of June 30, 2025.

Other current assets

Our other current assets primarily consist of prepayments, deposits and other current assets.

Our other current assets increased from S$146,152 as of December 31, 2024 to S$6,428,925 (US$5,039,132) as of June 30, 2025. The increase was primarily attributable to the prepayments made in relation to the professional services engaged for the (i) introducer and investor relations, (ii) post IPO capital raising matters, (iii) businesses, assets, and, operation acquisition matters, and (iv) and corporate development and business consultancy, as well as the prepayments made for the D&O insurance following the completion of IPO on April 2025.

Accruals and other payables

Our accruals and other payables decreased from S$323,971 as of December 31, 2024 to S$8,124 (US$6,368) as of June 30, 2025. The decrease was attributable to the settlement of payables, primarily relating to the (i) payable to a professional party amounted to S$65,930 (US$51,677), for professional services in relation to our initial public offering, (ii) payable to NTU amounted to S$178,396 (US$139,831), for the contractual cost in relation to the industry research collaboration agreement, and (iii) payable to advances from an employee amounted to S$69,681 (US$54,617), during the period.

Impact of Inflation

According to the Monetary Authority of Singapore, the core inflation rate in Singapore averaged 4.1% in 2022, 4.2% in 2023, and 2.7% in 2024. Based on the recent publication from Monetary Authority of Singapore on January 24, 2025, the core inflation rate in Singapore is projected to average 1.0% - 2.0% in 2025. As of the date of this prospectus, inflation in Singapore has not materially affected our profitability and operating results. However, we can provide no assurance that we will not be affected by such inflationary pressures in Singapore or globally in the future. In the event that the inflationary pressures continue to increase to any material extent, we may pass along increased costs to our customers, which could result in loss of sales and loss of customers, and adversely impact our margins and results of operations.

Material Cash Requirements

Our cash requirements consist primarily of day-to-day operating expenses, capital expenditures and contractual obligations with respect to facility leases and other operating leases. We lease all our office facilities. We expect to make future payments on existing leases from cash generated from operations. We have limited credit available from our major vendors and are required to prepay the majority of our inventory purchases, which further constraints our cash liquidity.

We had the following contractual obligations and lease commitments as of June 30, 2025:

Contractual Obligations	Total	Less than 1 year	2-5 years
Accruals and other payables	8,124	8,124	-
Operating lease commitment	13,215	13,215	-
Bank loan repayment	191,729	47,882	143,847
Amount due to related parties	2,934,650	2,934,650	-
Total obligations	3,147,718	3,003,871	143,847

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this report, absent unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, and cash flows from our operations.

Bank Indebtedness

Bank Borrowings	Terms of repayment	Annual interest rate	As of December 31, 2024	As of June 30, 2025
			S$	S$

DBS Bank	60 months	2.5%	22,900	12,371
DBS Bank	60 months	8.0%	196,078	179,358

As of December 31, 2024 and June 30, 2025, bank borrowings were obtained from a financial institution in Singapore, both repayable in 60 instalments, which bear annual interest at a fixed rate at 2.5% and 8.0%, and expire in January 2026 and November 2029, respectively.

Commitments and Contingencies

In the normal course of business, we are subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. We recognize a liability for such contingency if it determines it is probable that a loss will occur and a reasonable estimate of the loss can be made. We may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Capital Expenditures

We made capital expenditures of S$2,350 and S$4,611 (US$3,614) for the years ended December 31, 2024 and six months ended June 30, 2025, respectively. In these periods, our capital expenditures were mainly used for the purchase of property and equipment.

We plan to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to meet the expected growth of our business.

Capital Commitments

As of December 31, 2024 and June 30, 2025 we did not have any capital commitments.